C.R. PALMER
520 Post Oak Boulevard, Suite 780
Houston, Texas 77027
713-627-7355
713-627-7424 (Fax)
April 6, 2009
To the Stockholders of Rowan Companies, Inc.:
I continue to be a substantial stockholder of Rowan, currently beneficially owning approximately 1,000,000 shares. I retired from the Company six years ago after over 43 years as an employee. I served on the Board of Directors for 35 years and was Chairman of the Board and the Company’s CEO for 31 years. While I have remained keenly interested in direction of Rowan since my retirement, as evidenced by my prior letters to my fellow stockholders, I continue to be greatly disappointed by and concerned with the management of the Company’s principal assets of Manpower, Machines and Money.
A careful reading of Rowan’s 2008 Annual Report on Form 10-K and its recently filed Proxy Statement for the 2009 Annual Meeting provides ample evidence that my concerns were justified. Further, I note that there are other stockholders who are likewise disappointed in certain management decisions, as particularly evidenced by the numerous filings with the SEC recently by Steel Partners II, L.P. (owner of approximately 9% of the outstanding stock).
In 2005, the Compensation Committee proposed to the Directors a highly structured compensation plan that I continue to believe is one of the root causes of many of the Company’s problems. The Board of Directors approved the 2005 Long-Term Incentive Plan for submission to the stockholders over one vote in opposition (cast by me, during my final term as a director), as was noted in the 2004 Proxy Statement. Despite my opposition—including a letter addressed to you laying out my case against the 2005 Plan—it was adopted at the 2005 Annual Meeting. The bulk of the shares authorized and issued under the 2005 Plan have been awarded (given away) as restricted stock. Now, with the number of full value equity awards authorized under the 2005 Plan dwindling, the Directors are asking for the stockholders to approve another “stimulus package” and authorize additional stock for issuance as awards under a 2009 Incentive Plan. Since the comments contained in my 2005 letter are germane to your consideration of the 2009 Incentive Plan, I have attached as Exhibit A a copy of that letter as was filed with the SEC.
I will vote against this proposal.
A second matter before the stockholders that I wish to comment on is the election of four Class III directors, including Lawrence J. Ruisi, the director nominee designated by Steel Partners II pursuant to a settlement agreement with the Company in February 2009. If elected, Mr. Ruisi will join John Quicke, another Steel Partners II designee elected to the Board in January 2009, without stockholder approval, pursuant to a March 2008 agreement.
I do not know Mr. Quicke or Mr. Ruisi. While neither of these individuals has any experience in the contract drilling industry, they seem qualified to serve as independent directors (or, more appropriately, as our “watch dogs”). Thus, I will initially support them and expect to vote for the four proposed Class III director nominees. To retain my support, however, the Steel Partners II director-designees must demonstrate that they are acting in the best interests of all Rowan stakeholders—the stockholders owning the other 91% of the Company and our loyal customers and employees.
For the avoidance of doubt, I am not soliciting your proxy; I only want you to know where I stand.
“Nothing personal, just business”.
Sincerely,
/s/ C.R. Palmer
C.R. Palmer

Exhibit A
Letter to Rowan Stockholders dated March 28, 2005
(Appendix not included)
C.R. Palmer
520 Post Oak Boulevard, Suite 780
Houston, Texas 77027
713-627-7355
713-627-7424 (fax)
March 28, 2005
To Rowan Stockholders:
I urge you to read carefully the Proxy Statement of Rowan Companies, Inc. relating to its 2005 Annual Meeting of Stockholders scheduled for April 22, 2005 (Proxy Statement). When you do so, you will notice that I voted against the proposal to approve Rowan’s new Long Term Incentive Plan (LTIP) as a director, and I intend to vote against that proposal as a stockholder.
The purpose of this brief letter is to set forth the reasons why I oppose Rowan’s adoption of the LTIP. I strongly believe that the proposed LTIP is not in the best of interests of the key employees of Rowan and hence is not in the best of interests of Rowan’s stockholders for the following reasons:
•	During my 31 years as Chairman of Rowan, I believe that management developed and the board of directors implemented stock option programs that promoted a shared sense of ownership and incentivized key employees to maximize Rowan’s profitability. In my opinion, these plans fostered loyalty among employees and contributed to Rowan’s low employee turnover rates.

•	While accounting rules now require different accounting treatment for stock options, I believe that Rowan should still incentivize all its key employees with equity based incentives, rather than limit these incentives largely to directors and members of senior management. There are over 300 supervisors and other key employees of Rowan who did not receive equity based incentives during 2004.

•	In lieu of stock options for most personnel who have not been awarded equity based interests under the LTIP, Rowan has adopted a new cash bonus plan. I believe that this plan may cause employees to focus primarily on the results of operations of the accounting units that determine their bonuses rather than the overall operating results of Rowan. Furthermore, I believe that the cash bonus plan may provide incentives for the deferral of maintenance and other costs thus adversely affecting the operational status of Rowan’s equipment.

•	The LTIP permits awards to vest fully after three years in contrast to the four-year vesting period under Rowan’s earlier stock option plans. Since awards under the LTIP can be 50% vested after one year, I believe that the use of “long term” in the title of the LTIP is a misnomer.
Information regarding my recent employment history with and current responsibilities to Rowan, my current ownership of Rowan stock and my recent transactions with Rowan are reflected in the excerpts from the Proxy Statement set forth in Appendix A.
I want to emphasize that I am not soliciting your proxy. I only want you to know where I stand on this important issue.
Sincerely,
/s/ C.R. Palmer
C. R. Palmer